AMERICAN GENE ENGINEERING CORP.
521 Fifth Avenue, Suite 1712
New York, NY 10175

August 11, 2014

Ms. Anne Nguyen Parker
Unites States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:         American Gene Engineer Corp.
Amendment No. 1 to Form 10-12G (“Amended Filing”)
Filed June 13, 2014
File Number 00055221

Dear Ms. Parker

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to American Gene Engineer Corp. (the “Company”) dated July 10, 2014.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-12G

General

Staff Comment 1.        We note the following statement in your filing:

•	“Our expense have been paid for with cash advances from a shareholder, as well as proceeds from issuance of common shares” [page 13].

•
“Certain of our stockholders have verbally committed to the Company that they will fund the costs of preparing the Company’s Exchange Act reports…for the current fiscal year ending October 31, 2014.  However, such stockholders have not committed to pay such costs beyond the preparation of the Form 10-K for the fiscal year ending October 31, 2014” [page 2].

With regard to the statement on page 13, please enhance your disclosure by identifying the shareholder and stating the amounts and terms of the cash advances, including whether the shareholder is entitled to be repaid the advances or to receive any consideration in exchange for the advances.  Also, state the amounts of the proceeds form issuance of common shares.

With regards to the statement on page 2, please revise your disclosure identify the shareholders who have verbally committed to pay the costs of preparing Exchange Act reports.  Also disclose any consideration the shareholders are entitled to receive in return for paying these costs.

Response:       We received a total of $100,000 from the offering of our common stock in January of 2014 and our majority shareholder and CEO, Mr. Ming Lin has agreed to cover all expenses of the Company without conditions in the foreseeable future until the Company is able to generate revenue or able to find other sources of funds.  We have included this information in our Amended Filing.

Financial Information, page 12

Liquidity and Capital Resources, page 14

Staff Comment 2.         Please explain how the company anticipates paying the rent for its office lease.

Response: As part of Mr. Lin’s commitment to the Company, he will be paying for all expenses of the Company, including the rent for our office lease.  We have included this information in the Amended Filing.

Exhibits

Staff Comment 3.         Please file the office lease as an exhibit.  Refer to Item 601 of Regulation S-K.

Response:  The office lease is included as Exhibit 10.2 in our Amended Filing.

Financial Statements, page F-1

Staff Comment 4.         Please note the financial statement updating requirements per Rule 8-08 of Regulation S-X.

Response: In our Amended Filing, we have updated our financial statements to include the required financial information for the periods ended April 30, 2014 and 2013.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not asset staff comments as s defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Matthew Chang, Company counsel, at (415) 370-6731.

Sincerely,

/s/ Ming Lin
Ming Lin
Chief Executive Officer

Enclosures
CC:      Matthew Chang
             Chiang Law Office, P.C.